Reflect App, LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended 12/31/2022 and 2021

1. ORGANIZATION AND PURPOSE

Reflect App, LLC (the "Company"), is a LLC organized under the laws of the State of Delaware. The Company operates by selling a note-taking software service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on the last day of December.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended 2022, the Company's cash positions include its operating bank account.



Reflect
Monthly Cash Flow Statement
S-Prop

	December 31, 2022	November 30, 2022	October 31, 20	September 30,	August 31, 202	July 31, 2022	June 30, 2022	May 31, 2022	April 30, 2022	March 31, 202	February 28, 2	January 31, 2022
Cash from Operating Activity												
Net Profit from Operations	$ (88,078.66)	$ (43,453.28)	$ (13,484.92)	$ 8,679.52	$ (9,721.72)	$ (30,008.08)	$ (13,483.07)	$ (755.90)	$ (2,007.13)	$ (5,468.19)	$ (6,469.58)	$ 3,954.66
Interest Paid	$ -	$ -	$ -	$ -	$ (1,531.00)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Taxes Paid	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Profit	$ (88,078.66)	$ (43,453.28)	$ (13,484.92)	$ 8,679.52	$ (11,252.72)	$ (30,008.08)	$ (13,483.07)	$ (755.90)	$ (2,007.13)	$ (5,468.19)	$ (6,469.58)	$ 3,954.66
Accounts Payable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Accounts Receivable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Payroll Payables	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Payroll Receivables	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Amortization	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Depreciation	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Inventory	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Cash from Operating Activities	$ (88,078.66)	$ (43,453.28)	$ (13,484.92)	$ 8,679.52	$ (11,252.72)	$ (30,008.08)	$ (13,483.07)	$ (755.90)	$ (2,007.13)	$ (5,468.19)	$ (6,469.58)	$ 3,954.66
Cash from Investing Activities												
Investments To	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Investments From	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Leasehold Improvements	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Intangible Assets	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Property Plant & Equipment	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Cash from Investing Activities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cash from Financing Activities												
Due (to)/from *insert company*	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Due to/(from) *insert company*	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Amazon Unavailable Balance	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Credit Cards	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Temporary Holds	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Issuing of Common Stock	$ 496,452.00	$ 709,765.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loans Payable	$ (14,315.00)	$ (16,735.00)	$ (4,315.00)	$ (4,315.00)	$ (4,550.63)	$ 53,502.59	$ 43,583.48	$ (2,155.26)	$ 6,444.82	$ 6,000.00	$ -	$ -
Loans Receivable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Security Deposits Payable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Security Deposits Receivable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Working Capital	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Lines of Credit	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Promissory Notes	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Convertible Notes	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Taxes Payable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Taxes Recoverable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Contribution/APIC	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Drawing/Distribution	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Year-End Adjustments	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Cash from Financing Activities	$ 482,137.00	$ 693,030.00	$ (4,315.00)	$ (4,315.00)	$ (4,550.63)	$ 53,502.59	$ 43,583.48	$ (2,155.26)	$ 6,444.82	$ 6,000.00	$ -	$ -
Beginning Cash	$ 679,301.54	$ 29,724.82	$ 47,524.74	$ 43,160.22	$ 58,963.57	$ 35,469.06	$ 5,368.65	$ 8,279.81	$ 3,842.12	$ 3,310.31	$ 9,779.89	$ 5,825.23
Total Change in Cash	$ 394,058.34	$ 649,576.72	$ (17,799.92)	$ 4,364.52	$ (15,803.35)	$ 23,494.51	$ 30,100.41	$ (2,911.16)	$ 4,437.69	$ 531.81	$ (6,469.58)	$ 3,954.66
Ending Cash	$ 1,073,359.88	$ 679,301.54	$ 29,724.82	$ 47,524.74	$ 43,160.22	$ 58,963.57	$ 35,469.06	$ 5,368.65	$ 8,279.81	$ 3,842.12	$ 3,310.31	$ 9,779.89
Ending Cash in Banks Accounts	$ 1,073,359.88	$ 679,301.54	$ 29,724.82	$ 47,524.74	$ 43,160.22	$ 58,963.57	$ 35,469.06	$ 5,368.65	$ 8,279.81	$ 3,842.12	$ 3,310.31	$ 9,779.89
Verification	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

REFLECT APP, LLC		
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY		
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021		
Description	**2021**	**2022**
Members' Capital Accounts - Beginning balance	10,000,000	10,000,000
Members' Capital Accounts - Capital contributions	0	0
Members' Capital Accounts - Capital withdrawals	0	0
Members' Capital Accounts - Ending balance	10,000,000	10,000,000
Total Members' Equity	10,000,000	10,000,000
(All figures in membership units)		

Reflect

Annual Income Statement
For the period 2022

	Year	2022
Revenues		
Sales Revenue		187,022.17
Returns & Allowances		-7,686.82
Total Revenues		179,335.35
Operating Expenses		
Business Meals Expense		143.32
Charitable Contributions		808.30
Climate Contribution Expense		745.58
Computer Equipment Expense		1,171.42
Cost of Loans Expense		20,712.00
Independent Contractor Expense		256,611.00
Interest Expense		1,531.00
Marketing & Advertising Expense		9,795.00
Merchant Fees Expense		8,332.19
Office Supply Expense		225.38
Phone & Internet Expense		29.00
Professional Service Expense		4,338.00
Software & Web Hosting Expense		29,474.47
Travel & Transportation Expense		1,753.02
Wefunder's Fees Expense		45,493.02
Total Operating Expenses		381,162.70
Total Expenses		381,162.70
Net Profit		-201,827.35

Reflect

Annual Balance Sheet
For the period ending December 31, 2022

	As Of:	December 31, 2022	December 31, 2021
Assets			
Mercury Bank - Checking - 9003		1,073,359.88	5,825.23
PayPal		0.00	0.00
Money in transit		0.00	0.00
Total Assets		**1,073,359.88**	**5,825.23**
Liabilities			
Alex MacCaw - Loan Payable		138,000.00	152,000.00
Founderpath - Loan Payable		36,005.00	0.00
Founderpath - Loan Payable 2		41,140.00	0.00
Stripe - Loan Payable		0.00	0.00
Total Liabilities		**215,145.00**	**152,000.00**
Equity			
Safe Note - Roll Up Vehicles, LP		448,000.00	0.00
Safe Note - Wefunder Portal LLC		758,217.00	0.00
Member Drawing - Alex MacCaw		0.00	0.00
Retained Earnings		-348,002.12	-146,174.77
Total Equity		**858,214.88**	**-146,174.77**
Total Liabilities and Equity		**1,073,359.88**	**5,825.23**